March 25, 2011

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549
Attn:	Mr. Kevin L. Vaughn
Accounting Branch Chief

Re:	Synovis Life Technologies, Inc.
Form 10-K for the year ended October 31, 2010
File No. 0-13907

Dear Mr. Vaughn:

This letter is in response to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) in its letter, dated March 11, 2011, to Mr. Brett Reynolds, Chief Financial Officer of Synovis Life Technologies, Inc. (“Synovis”, the “Company”, “we”, or “our”) regarding Synovis’ annual report on Form 10-K for the fiscal year ended October 31, 2010.

For your convenience, please note that we have repeated your comment below, in italicized type, and the numbered item below corresponds to the number of the comment set forth in the Staff’s letter.

Form 10-K for fiscal year ended October 31, 2010

Note 5 – Supplemental Net Revenue Information, page 40

1.
Comment:  We note from your response to prior comment one that you believe your operating segments exhibit similar economic characteristics.  We further note that your Ortho and Wound segment does not exhibit similar revenue growth, gross margins or operating margins, but that in three to five years you expect Ortho and Wound to exhibit similar economic characteristics.  We further note that your future expectation is dependent on your current and expected investments in the Ortho and Wound segment.  Please address the following:

•
Given that it appears that your segments are in different stages of their life cycles and the future returns of your investments in your Ortho and Wound segment are uncertain, please explain to us in greater detail how you concluded that the Ortho and Wound segment will exhibit similar economic characteristics to your other segments.

•
Tell us whether you expect the Surgical and Microsurgical segments to continue to exhibit the same economic characteristics in three to five years when the Ortho and Wound Segment have similar revenue growth results.

Response:  As was discussed in the response to comment one in our letter to the Commission dated March 7, 2011, we expect that our Ortho and Wound segment will exhibit similar economic characteristics to our Surgical and Microsurgical segments in the next three to five years.  We have reached this conclusion based on the following considerations.

We purchased the assets of our Ortho and Wound business segment in July 2009 based on the future sales potential of the orthopedic and wound care products acquired.  The orthopedic and wound markets in which our biological products compete are very large and growing, and provide the Company with new channels for driving future sales growth.  Also, the use of biological tissue products in orthopedic and wound applications has increased significantly in recent years, and we believe our Ortho and Wound products have strong, clinically proven, competitive attributes which provide the potential for significant market share gains in these markets.

We believe the following key investments in Ortho and Wound will result in long-term sales growth and profitability of this business segment.  First, we will continue to invest in our sales and marketing efforts to further train, support and equip our sales representatives to more effectively communicate the competitive attributes of our products to physicians and surgeons.  As noted above, the orthopedic and wound markets in which our Ortho and Wound products compete are very large, and a small percentage increase in market share will result in significantly higher sales levels.  Second, we plan to continue to conduct post market clinical studies and invest in reimbursement initiatives in support of our orthopedic and wound products, which will greatly increase the potential for higher sales of our wound products in the long-term.  Third, we will continue to invest in the research and development of new product opportunities (such as our PROCuff product to be introduced in fiscal 2011 upon FDA approval) which will provide for incremental sales potential in future years.  Historically, we have made similar investments in our Surgical and Microsurgical business segments, and have realized a  return on such investments through increased sales and profitability in these business units.  Likewise, we believe our current investments in our Ortho and Wound segment will result in sales growth and in long-term sales growth rates similar to our Surgical and Microsurgical business segments once a higher volume of annual sales is achieved. We expect to achieve sales of at least $4 million in our Ortho and Wound segment in fiscal 2011, to double such revenues in fiscal 2012, followed by lower rates of annual sales growth thereafter.

Our Ortho and Wound business segment gross margin is expected to increase and be similar to Surgical and Microsurgical gross margins based on forecast product selling prices and corresponding product cost of manufacture.  We are currently selling inventory acquired in conjunction with the acquisition of the Ortho and Wound assets, recorded at a higher “stepped-up” cost basis in accordance with applicable accounting guidance.  Since acquisition, Ortho and Wound has realized an average worldwide selling price per unit of $1,755 and an average stepped-up cost of $780 per unit at standard (excluding other costs such as royalty expense, product liability insurance, etc.), providing for a gross margin of approximately 50%.  Our average cost of inventory is $610 per unit for products manufactured since acquisition at low volumes of production.  As we sell through our stepped-up cost basis inventory in fiscal 2011, we expect to realize gross margins of 50% to 53% for the year.  For fiscal 2012 and 2013, we expect to sell more lower-cost inventory manufactured since acquisition and realize gross margins of 60% to 65% based on forecast sales volumes, growing to a gross margin of more than 70% at higher sales volumes in five years.

Operating margins for our Ortho and Wound segment are expected to increase in the next three to five years after a higher revenue base has been achieved and we leverage our near-term investments in this business segment.  We intend to manage our Ortho & Wound business in a similar manner to our Surgical and Microsurgical business segments, and currently forecast that we will reach an operating breakeven point in this segment in late fiscal 2012.  Once a break-even point is achieved in this business unit, we believe our Ortho and Wound segment’s operating income will grow as sales and gross margins increase and we leverage our investments and operating costs of the business unit.

Based on all considerations noted above pertaining to Ortho and Wound’s forecast sales growth rates, gross margins and operating margins, we believe our Ortho and Wound segment will exhibit similar economic characteristics to our Surgical and Microsurgical segments in the next three to five years.

Also, we expect our Surgical and Microsurgical business segments will exhibit the same economic characteristics in three to five years.  We are executing on several strategies and initiatives we believe are necessary to continue revenue growth and meet the economic characteristics cited previously.  The markets our Surgical and Microsurgical markets compete in are large and growing, and provide an opportunity for business growth.  We also believe each of our core Surgical and Microsurgical products exhibit unique performance characteristics which will provide for continued and incremental success in these markets.  Finally, we will continue to support, market and improve our Surgical and Microsurgical products to ensure they continue to effectively compete in their respective markets, while we explore other development or product opportunities within our core markets.

Please note that certain statements in this letter include “forward-looking statements” made under the Private Securities Litigation Reform Act of 1995.  Without limiting the foregoing, words such as “should”, “could”, “may”, “will”, “expect”, “believe”, “anticipate”, “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements.  All forward-looking statements in this document are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.  Certain important factors that could cause results to differ materially from those anticipated by the forward-looking statements made herein can be found in the Company’s filings with the Commission, such as the “Risk Factors” section in Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2010 and in subsequent quarterly reports on Form 10-Q.

* * * * *

In connection with this response, Synovis acknowledges that:

1.	Synovis is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	Synovis may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

After you have had an opportunity to review the above response to the Staff’s comment, please call me at (651) 796-7331 to discuss any further questions or comments you might have concerning Synovis’ response.

Very truly yours,

SYNOVIS LIFE TECHNOLOGIES, INC.

By:	/s/ Brett Reynolds
Brett Reynolds
Vice President of Finance, Chief Financial Officer
and Corporate Secretary